ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 10, 2014

VIA EDGAR

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IMS Health Holdings, Inc.
Registration Statement on Form S-1, filed January 2, 2014
File No. 333-193159

Dear Mr. Eckstein:

On behalf of IMS Health Holdings, Inc. (“the “Company”), we submit for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 2 (“Amendment No. 2”) to the Company’s above referenced Registration Statement on Form S-1 of the Company, together with Exhibits (the “Registration Statement”), marked to indicate changes to Amendment No. 1 to Registration Statement filed with the SEC on February 13, 2014 (“Amendment No. 1”).

Amendment No. 2 reflects responses of the Company to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated March 6, 2014 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter and we have repeated each of the Staff’s comments below, followed by the Company’s response. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Cover Page

1.	Regarding your response to prior comment 3, please revise your disclosure to clarify that after the completion of your offering your controlling shareholders will be affiliates of TPG Global, LLC, CPP Investment Board Private Holdings, Inc., and Leonard Green & Partners, L.P.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

March 10, 2014

Response to Comment 1:

The Company has revised the Registration Statement in response to the Staff’s comment. Amendment No. 2 revises the Registration Statement on the cover page of the prospectus to clarify that after completion of the offering the Company’s controlling shareholders will be affiliates of TPG Global, LLC, CPP Investment Board Private Holdings, Inc. and Leonard Green & Partners, L.P.

2.	We note that this amendment now lists an additional ten underwriters on the prospectus cover page. Please confirm to us that the underwriters presented below J.P Morgan, Goldman, Sachs & Co., and Morgan Stanley are managing underwriters. See Item 501(b)(8) of Regulation S-K.

Response to Comment 2:

The Company acknowledges the Staff’s comment and confirms to the Staff that the underwriters presented below J.P. Morgan, Goldman, Sachs & Co., and Morgan Stanley on the prospectus cover page are “managing underwriters” for purposes of the rules and regulations of the Commission. Under Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, the term “managing underwriter” includes “an underwriter (or underwriters) who, by contract or otherwise, deals with the registrant; organizes the selling effort; receives some benefit directly or indirectly in which all other underwriters similarly situated do not share in proportion to their respective interests in the underwriting; or represents any other underwriters in such matters as maintaining the records of the distribution, arranging the allotments of securities offered or arranging for appropriate stabilization activities, if any.” “Managing underwriters” perform responsibilities in connection with the offering, including, among other things, due diligence, participation in drafting and/or reviewing the prospectus and the registration statement, responding to the Staff’s comments thereon, negotiating the terms of the underwriting agreement, reviewing and analyzing the registrant’s financial model, analyzing and discussing with the registrant the valuation of the registrant for purposes of determining the initial offering price range to be included in the preliminary prospectus and marketing the offering to potential accounts. Each of the firms listed on the cover page of the prospectus has performed one or more of these functions. In addition, as compensation for performing these responsibilities, each of these managing underwriters will participate in the management fee. The Company respectfully submits that each of the firms listed on the cover page of the Prospectus is a “managing underwriter” for the offering in accordance with Item 501(b)(8) of Regulation S-K.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

March 10, 2014

Prospectus Summary

Our Company, page 1

3.	Refer to the sentence immediately below the second bullet point on page 5. Please tell us why you are only disclosing net loss for the combined 2010 year-end period when this portion of your document is comparing your performance between 2010 and 2013.

Response to Comment 3:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 5 and 85 of the Amendment No. 2 revise the Registration Statement to include net income for the year ended December 31, 2013.

4.	With regard to your estimate of revenue acceleration in the last full paragraph on page 5 and on page 85, we are unable to find support for the compound annual growth rate estimates at tab 9 of your supplemental materials. Please advise.

Response to Comment 4:

As discussed with the Staff, additional supporting material has been provided supplementally.

Our market opportunity, page 5

5.	Refer to prior comment 8:

•	Regarding the supplemental materials provided supporting your statement that the life sciences industry is “generating $1 trillion in annual revenue,” we note that the information is from 2012. In addition, revenues show a decrease from 2011. Please tell us how you concluded that revenues are currently $1 trillion.

•	Please expand your disclosure in response to the first sentence in our comment to provide a succinct explanation of how your internally-derived market estimates were calculated.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 5 and 86 of Amendment No. 2 to state that, according to the latest information available from the IMS Market Prognosis service, the life sciences industry is estimated to have generated approximately $1 trillion in revenue in 2013. The Company has also provided additional supplemental material in support of its statement, including additional supplemental information showing that the annual revenues generated in the life sciences industry increased from 2011 to 2012.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

March 10, 2014

As indicated in the supplemental materials, when viewed on a constant currency basis, the IMS Market Prognosis data shows an increase from 2011 to 2012, whereas when viewed other than on a constant currency basis, the data shows a slight decrease from 2011 to 2012. The Company respectfully submits that looking at these figures on a constant currency basis allows for a more meaningful year-over-year comparison. The Company also notes that the additional supplemental materials have been derived from the IMS Market Prognosis service rather than the IMS World Review service as previously provided. IMS Market Prognosis includes a broader data set (i.e., data for approximately 220 countries versus data for over 70 countries in the IMS World Review service), and, primarily for that reason, the Company views IMS Market Prognosis as a more relevant indicator of market size.

In addition, the Company has revised the Registration Statement on pages 5 and 86 of Amendment No. 2 to include an explanation of how its market estimates were calculated.

Risk factors, page 21

6.	Please include a separate risk factor highlighting the conflicts of interest and required participation of a qualified independent underwriter as a result of affiliates of Goldman Sachs & Co. holding a portion of your debt that will be repaid from proceeds of this offering.

Response to Comment 6:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 37 of Amendment No. 2 revises the Registration Statement to include a separate risk factor.

Use of proceeds, page 43

7.	Here and on page 14, please disclose the approximate amount of offering proceeds you will use to fund the redemption of your Senior PIK and 12.5% Senior Notes, in accordance with Item 504 of Regulation S-K.

Response to Comment 7:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 14 and 44 of Amendment No. 2 revise the Registration Statement to disclose that substantially all of the offering proceeds will be applied towards the redemption of the Company’s 12.5% Senior Notes and Senior PIK Notes. Additionally, a portion of the available cash on the Company’s balance sheet and proceeds from the New Term Loans will also be applied towards the redemption of the 12.5% Senior Notes and the Senior PIK Notes.

Management’s discussion and analysis of financial condition and results of operations

Sources of revenue, page 55

8.

We note your response to prior comment 16. Please clarify the percentage of revenue that is derived from your top 1,000 clients for each period presented in order to better explain the relationship between the retention rates that you provide and revenue that you recognize. Further, tell us what consideration you gave to including retention

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

March 10, 2014

information on page 55 to better explain your disclosure that your information revenue coming from subscription and license based contracts has been recurring and predictable.

Response to Comment 8:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 56 of Amendment No. 2 revises the Registration Statement to provide the percentage of the Company’s revenue that is derived from its top 1,000 clients for each period presented. In addition, page 56 of Amendment No. 2 revises the Registration Statement to include the retention rate from 2011 to 2013 with respect to the Company’s top 1,000 customers purchasing information offerings.

Executive Compensation

Market surveys, page 111

9.	Please expand your disclosure beginning at the bottom of page 111 in response to prior comment 28 to explain the non-binding guidelines and how they are intended to be applied when determining equity award grants.

Response to Comment 9:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 113 of Amendment No. 2 revises the Registration Statement to explain the non-binding guidelines and how they are intended to be applied.

Short-term incentive plans, page 113

10.	We note your revision in response to prior comment 29 on page 114; however, it is unclear how the funding level is determined when you “interpolate.” If the funding level varies linearly so that it increases in equal increments when Adjusted EBITDA is between the target and the maximum, please revise to clarify. You should also similarly clarify your disclosure on page 115.

Response to Comment 10:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 116 and 117 of Amendment No. 2 revise the Registration Statement to explain and illustrate, including in a graphic chart, the various interpolations used in determining funding levels.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

March 10, 2014

Principal and selling stockholders, page 147

11.	Regarding your revisions in response to prior comment 32, please further revise to remove all disclaimers of beneficial ownership or advise. We note the disclaimers in footnotes (9) - (15).

Response to Comment 11:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 150 of Amendment No. 2 revises the Registration Statement to remove all disclaimers of beneficial ownership.

Notes to consolidated financial statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-11

12.	We note your response to comment 37. Please clarify the nature of your multi-element arrangements that contain software licenses and how you account for them. Tell us the nature of the services provided, whether they involve significant customization of the software, whether the services are essential to the functionality of the software, and whether you have vendor specific evidence of fair value of these services. Clarify whether you account for the software and services as separate unit of accounting, and when revenue is recognized for each element.

Response to Comment 12:

The Company respectfully advises the Staff that the Company offers a suite of Software-as-a-Service (“SaaS”) offerings that are designed to help life sciences and healthcare organizations optimize their sales and marketing programs and are primarily syndicated business intelligence tools. These arrangements contain the rights to use the Company’s software and implementation services to configure the software to meet the customer’s specifications and apply the customer’s specific business rules and also may include professional services designed to provide ongoing services including assessments and recommendations to improve the customer’s processes. Although these arrangements provide the customer with the rights to use software in the form of a license, the customer does not have the contractual right to take possession of the software at any point during the arrangement. Instead, the customer uses the software by remotely accessing the software resident on the Company’s servers. As such, the Company’s SaaS offerings do not contain a software deliverable and are not accounted for under ASC 985-605, Software Revenue Recognition. Instead, the arrangements are accounted for as service arrangements under SAB Topic 13, Revenue Recognition, with the evaluation of the

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

March 10, 2014

separability of the implementation services from the ongoing SaaS service using the multiple element guidance in ASC 605-25. In addition, the Company respectfully submits that, to date, the revenue from these SaaS offerings has not been material to the Company.

The Company accounts for its implementation services and its SaaS services as separate units of accounting when each has value to the customer on a standalone basis. The Company allocates revenue to each element within these arrangements based upon their respective relative selling price. The relative selling prices used are based upon the normal pricing practices for these services when sold separately.

For the majority of the Company’s arrangements, standalone value does not exist for the implementation services. In these cases, the Company recognizes revenue for the entire value of the contract ratably over the initial term of the SaaS arrangement. In lesser instances, where the Company has standalone value for the implementation services, the Company recognizes revenue for the implementation services either over the implementation term based on the ratio of the number of hours incurred for services provided during the period compared to the total estimated hours to be incurred over the implementation term (efforts based) or upon completion (completed contract). Professional services revenue is recognized as the services are performed based on standard hourly rates charged to customers.

Item 16. Exhibits and financial statement schedules, page II-4

13.	It is unclear from your response to prior comment 43 how you are not materially dependent on your arrangement with SunGard. In this regard, we note from your disclosure on page 93 that your primary data center serves as a backbone for processing over 45 billion transactions annually. Please expand your analysis or file a copy of any agreement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response to Comment 13:

The Company acknowledges the Staff’s comments and has revised the Registration Statement in response to the Staff’s comment to clarify that the “backbone for processing” is the “distributed global operations infrastructure” referenced in the preceding sentence in that section on page 94. This distributed global infrastructure is a combination of the IMS data center in Carlstadt, New Jersey, together with regional and local data centers connected via the IMS global network. Further, this infrastructure utilizes third-party platforms, which are available from numerous outsourced providers, to provide computing capacity to support both IMS and third-party applications, IMS cloud-based offerings and IMS SaaS offerings, all of which operate outside the Carlstadt data center. IMS does not believe it is materially dependent on its service arrangement with SunGard for these reasons, and the following additional reasons:

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

March 10, 2014

•	The services provided to the Company by SunGard are generally available from a number of different service providers and the Company believes that it could transition to another such service provider without interrupting operations and without undue hardship or expense. The Company previously moved its data center from IMS offices in Plymouth Meeting, Pennsylvania to the Carlstadt, New Jersey location without undue hardship or expense, and it believes that the market for providing such services has become more competitive over time.

•	In addition to the service arrangement with SunGard, IMS has similar arrangements with IBM, Nippon Telegraph & Telephone, and other providers outside the United States in support of other IMS data centers.

•	The IMS data processing referenced above that occurs outside the Carlstadt data center (e.g., in IMS regional and local data centers around the world and on third-party platforms), reflects a significant portion of IMS computing capacity. IMS computing capacity is not centralized in one location.

•	In addition to the data center in Carlstadt, New Jersey, IMS maintains redundant computing capacity – owned or under contract – for recovery purposes in other locations which can quickly be brought on-line.

•	The IMS information technology infrastructure outside of the Carlstadt data center has been expanding, and the Company expects that it will continue to expand, for various reasons, including: (1) to support local processing of data at the request of clients; (2) to comply with local privacy and other regulatory requirements; and (3) to address network latency issues associated with cloud-based computing in multiple geographies (i.e., to ensure network response times are sufficient to meet user needs, IMS is installing more computing capacity closer to clients in various countries).

Accordingly, the Company respectfully advises the Staff that it believes its agreement with SunGard is not required to be filed at this time pursuant to Item 601(b)(10) of Regulation S-K.

*    *    *

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

March 10, 2014

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7527 or Louis T. Somma of our offices at (212) 841-0460.

Very truly yours,

/s/ Patrick O’Brien

Patrick O’Brien (Ropes & Gray LLP)

cc:	Harvey A. Ashman (IMS Health Holdings, Inc.)
Louis T. Somma (Ropes & Gray LLP)
David Lopez (Cleary Gottlieb Steen & Hamilton LLP)